**Proposal Letter**

May 1, 2026

The Board of Directors
GD Culture Group Limited
111 Town Square Place, Suite #1203
Jersey City, NJ 07310
United States of America

Re: Preliminary Non-Binding Proposal to Acquire GD Culture Group Limited

Dear Members of the Board:

Wealthy Concord Limited ("WC") and East Valley Technology Limited ("EVT", and, together with WC, the "Consortium", "we" or "our") hereby submit this preliminary non-binding proposal (this "Proposal") to acquire all of the outstanding shares of common stock, par value $0.0001 per share (the "Company Shares"), of GD Culture Group Limited (the "Company") not already beneficially owned by the Consortium, by means of a statutory merger or similar transaction (the "Transaction").

We have followed the Company's development and believe that a going-private transaction could provide a viable path to support its long-term strategic execution. We believe the Transaction would provide the Company's unaffiliated shareholders with immediate liquidity and certainty of value, while affording the Company the flexibility of a private-company platform to execute its long-term strategy.

1. Purchase Price

We propose to acquire all outstanding Company Shares not already beneficially owned by the Consortium for US$10.75 per Company Share in cash (the "Offer Price"). The Offer Price is preliminary and non-binding, and remains subject to confirmatory due diligence, financing arrangements, market conditions, changes in the Company's capitalization, including any issuance under the Company's at-the-market offering program, and negotiation of definitive transaction documents. Based on publicly available trading data, the Offer Price represents a premium of approximately 168.8% to the closing price of the Company Shares on April 30, 2026, and approximately 257.3% and 224.6% to the volume-weighted average closing price during the last 30 and 60 trading days ended April 30, 2026, respectively.

2. Purchaser; Consortium Composition

The purchaser will be a newly formed acquisition entity (together with any parent holding company and wholly owned merger subsidiary, "BidCo") to be organized under the laws of Nevada by members of the Consortium. The Consortium presently comprises WC (Business Registration No. 67418282) and EVT (BVI Company No. 2083465), which collectively beneficially own 5,564,886 Company Shares, representing approximately 9.2% of the 60,759,711 Company Shares outstanding as of April 10, 2026. We may, in our sole discretion and subject to applicable law, invite additional rollover shareholders, debt financing providers or equity financing sources to participate.

The members of the Consortium have entered into a consortium arrangement governing their cooperation in connection with the evaluation and pursuit of the Transaction.

The Consortium was formed in connection with the evaluation and pursuit of the Transaction, and the members of the Consortium have entered into a consortium arrangement dated as of May 1, 2026.

3. Funding

We intend to finance the Transaction through a combination of (a) the rollover of all Company Shares beneficially owned by members of the Consortium into equity interests in BidCo or its parent, (b) equity contributions from the Consortium and any additional equity sources, and (c) potential third-party debt financing, and (d) the Company's available unrestricted cash and digital asset reserves following the Special Committee's approval and consistent with applicable law. We are confident in our ability to secure the required financing in a timely manner to consummate the Transaction. We expect to provide evidence of financing, including equity commitment arrangements and, if applicable, debt financing commitments, in connection with definitive documentation.

4. Process and Special Committee

In view of the interest of members of the Consortium in the Transaction, we respectfully suggest that the Board form a special committee of independent and disinterested directors (the "Special Committee") to consider, evaluate, and negotiate the Transaction, and that the Special Committee retain its own independent legal and financial advisors.

The Consortium will engage promptly with the Special Committee and its advisors. Any definitive transaction will be subject to the approval and recommendation of the Special Committee and, if required by applicable law or deemed advisable by the Special Committee, approval by a majority of the unaffiliated shareholders of the Company.

We are open to discussing customary deal protection measures, including exclusivity arrangements, in connection with the negotiation of definitive agreements.

5. Due Diligence

We are prepared to commence confirmatory due diligence promptly upon the Special Committee's engagement and anticipate completion on an expedited basis, subject to the scope and availability of information, with customary access to a virtual data room and management, including legal, financial, tax, and operational diligence.

6. Regulatory and Third-Party Approvals

The Transaction will be subject to customary regulatory approvals and filings, including, to the extent applicable, filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, review by the Committee on Foreign Investment in the United States, and approval of the Company's shareholders.

7. Required Disclosure

Following delivery of this Proposal, the Consortium will promptly file a Schedule 13D or amendment thereto with the U.S. Securities and Exchange Commission within the time period required under applicable SEC rules, disclosing the formation of the Consortium and this Proposal in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules thereunder, including disclosure of the formation of the Consortium as a group under Rule 13d-5. Neither this Proposal nor any Schedule 13D filing relating to this Proposal constitutes an offer to purchase or a solicitation of an offer to sell any securities. Any such offer or solicitation will be made only through appropriate transaction documents and materials filed with the SEC, if and when required.

8. Rule 13e-3 Matters

The Transaction is expected to constitute a "going private transaction" under Rule 13e-3 under the Securities Exchange Act of 1934, as amended, and the Consortium intends to comply with all applicable disclosure and procedural requirements in connection therewith.

9. Definitive Documentation

The Consortium is prepared to promptly negotiate and finalize definitive agreements, which will provide for representations, warranties, covenants and conditions customary and appropriate for a transaction of this nature. Prior to execution of such definitive agreements, the Consortium will deliver equity commitment letters and, if applicable, debt financing commitment letters. The definitive merger agreement will include, among other things, customary provisions relating to HSR Act clearance, CFIUS clearance to the extent applicable, and other required regulatory approvals.

10. Timeline

The Consortium intends to proceed expeditiously, with timing subject to due diligence, financing arrangements, regulatory review and the negotiation of definitive agreements.

11. Non-Binding Proposal

This Proposal does not constitute a binding offer, agreement or commitment of any kind. No legally binding obligation will arise unless and until definitive documentation mutually satisfactory to the Consortium and the Special Committee is executed and delivered. The Consortium reserves the right to amend, modify, revise, or withdraw this Proposal, or to cease pursuit of the Transaction, at any time and for any reason.

12. Confidentiality

The Consortium expects that the Company and its representatives will treat this Proposal in confidence, consistent with applicable law and the Company's disclosure obligations. The Consortium understands that the Company and/or the Consortium may be required to disclose the existence and material terms of this Proposal under applicable securities laws, including Schedule 13D, Schedule 13E-3, proxy, tender offer, and stock exchange rules, as applicable.

We would welcome the opportunity to engage promptly with the Board and the Special Committee and look forward to working together toward a transaction that is in the best interests of the Company and its unaffiliated shareholders.

Sincerely yours,

WEALTHY CONCORD LIMITED

By: 张滨洋
Name: ZHANG Binyang
Title: Sole Director

EAST VALLEY TECHNOLOGY LIMITED

By: 崔如楠
Name: CUI Runan
Title: Sole Director